eLOYALTY CORPORATION

7% Series B Convertible Preferred Stock

Issuable Upon Exercise of Subscription Rights

The Rights Offering Will Expire at 5:00 p.m., New York City Time,

on December 19, 2001, Unless the Rights Offering is Extended

Dear Stockholders:

      Enclosed are the prospectus and other materials relating to a rights offering by eLoyalty Corporation. Please carefully review the prospectus and other materials, which describe the terms of the rights offering and how you can participate. The prospectus also describes a one-for-ten reverse split of our common stock that we intend to effect prior to the closing of the rights offering, and a private placement that we expect to close concurrently with the rights offering. You will be able to exercise your rights to purchase shares of 7% Series B convertible preferred stock of eLoyalty only during a limited period of time. You will find answers to some common questions about the rights offering beginning on page 1 of the enclosed prospectus. You should also refer to the detailed “Instructions As to Use of Rights Certificate” included with this letter. The exercise of your rights will be irrevocable.

Summary of Key Terms of The Rights Offering

•	You have been granted one non-transferrable right for each share of our common stock you owned on October 8, 2001, the record date for the rights offering.

•	Each right entitles you to subscribe for $1.60, $1.00 or $0.50 worth of 7% Series B convertible preferred stock of eLoyalty, which is a new series of preferred stock. The preferred stock will be convertible into shares of our common stock beginning six months after the closing of the rights offering, which we expect will occur on December 19, 2001. The preferred stock generally may not be transferred until one year after the closing date.

•	Due to certain tax considerations described in the prospectus, the rights offering is structured so that you may maintain, but not increase, your percentage ownership in eLoyalty through the exercise of the rights. As a result, the actual amount of preferred stock you may purchase may be less than the amount you subscribe for, in which case the subscription agent for the rights offering will promptly return the unused portion of your payment, plus interest accruing after the closing date. If you exercise all of your rights for $1.60 per right, you will be able to maintain your approximate ownership percentage even if all of the other rights are exercised.

•	Also, because of the tax considerations referred to above, you must own at least one pre-split share of our common stock (or one tenth of a post-split share of common stock) on the closing date of the rights offering for each right you have exercised.

•	The number of shares of preferred stock you will receive will be determined by dividing the dollar amount you have subscribed for by the purchase price of the preferred stock, which will be the lesser of $0.51 and 90% of the average of the last sale price of the common stock over the twenty trading days through and including the fourth trading day prior to the closing date of the rights offering, subject to adjustment for the proposed reverse stock split. If the reverse split is effected as proposed, the purchase price will be the lesser of $5.10 and such 20-day average multiplied by ten. We will make a public announcement of the purchase price promptly following the close of trading on the fourth trading day prior to the closing date.

•	We will not complete the rights offering unless we also complete the private placement, which is subject to a number of conditions including stockholder approval at a special meeting we have called for December 18, 2001.

•	The rights offering expires at 5:00 p.m., New York City time, on December 19, 2001, unless we extend it. If you do not exercise your rights before that time, they will expire.

•	To exercise your rights, a properly completed and executed rights certificate and payment in full for all of the rights exercised must be delivered to the subscription agent, Mellon Bank, N.A., prior to 5:00 p.m., New York City time, on December 19, 2001.

      If your shares are held in your name, a rights certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in the rights offering. If you do not exercise your rights and the rights offering and the private placement are completed, your ownership in eLoyalty will be diluted. Please read the accompanying prospectus for a discussion of the rights offering, the private placement, our company and the risk factors involved in exercising the rights and investing in the preferred stock.

      If you have any questions concerning the rights offering or would like additional copies of the enclosed materials, please contact the information agent for the rights offering, MacKenzie Partners, Inc., at (800) 322-2885.

eLOYALTY CORPORATION

Kelly D. Conway
President and Chief Executive Officer

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